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October 19, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Announces Closing of C$6 million Private Placement

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to announce, further to its news release of September 18, 2015, the closing of a C$6.0 million non-brokered private placement by Goldcorp Inc. (“Goldcorp”) consisting of 20 million units of Timmins Gold (the "Private Placement") at a price of C$0.30 per unit. Each unit consists of one share and one half of a warrant, each whole warrant (a “Warrant”) being exercisable for one common share of Timmins Gold at a price of C$0.35 per share for a term of 24 months. The Warrants are subject to an accelerated exercise period of 10 days if the Company's closing share price meets or exceeds C$0.60 per share for a period of 20 consecutive trading days. The securities issuable under the private placement and any shares issuable on exercise of the Warrants will be subject to a hold period expiring 4 months and one day from closing. The use of proceeds of the Private Placement will be to pay for the cost of the removal of the plant from the El Sauzal Mine site.

The Company expects to close the acquisition of the complete process plant and select auxiliary equipment (the “Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico (“the Plant Acquisition”) from a Mexican subsidiary of Goldcorp later this month. The Plant is being acquired for future use at the Company’s recently acquired Ana Paula project in Guerrero, Mexico.

Following the completion of the Plant Acquisition and Private Placement, Goldcorp will hold approximately 9.9% of Timmins Gold’s issued and outstanding common shares on an undiluted basis.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
CEO and Director
604-638-8980
mark@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.